As filed with the Securities and Exchange Commission on October 25, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Mills Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

601148109

(CUSIP Number)

Martin Edelman, Esq.

Mark Schonberger, Esq.

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

                                       October 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601148109	Page 2 of 22 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chaim Katzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,100,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0
14		TYPE OF REPORTING PERSON IN

CUSIP No. 601148109	Page 3 of 22 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,100,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 4 of 22 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 5 of 22 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 6 of 22 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HOLLYWOOD PROPERTIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,100,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 7 of 22 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,100,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 8 of 22 Pages

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 each (“Shares”) of The Mills Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 5425 Wisconsin Avenue, Suite 500, Chevy Chase, MD 20815.

Item 2.	Identity and Background.

This Schedule 13D is filed by the Reporting Persons set forth in the table below pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

The following table sets forth the name, address and citizenship for each of the Reporting Persons:

Reporting Person	Address	Citizenship/Place of Organization
Chaim Katzman	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 1 North Miami Beach, FL 33179	United States and Israel
Gazit-Globe Ltd. (“Gazit”)	1 Derech-Hashalom Street Tel-Aviv, 67892, Israel	Israel
M G N (USA) INC. (“MGN”)	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 1 North Miami Beach, FL 33179	Nevada
GAZIT (1995), INC. (“1995”)	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 1 North Miami Beach, FL 33179	Nevada
Hollywood Properties Ltd. (“Hollywood”)	P.O. Box 1569 Ground Floor Harbour Centre Grand Cayman, Cayman Islands British West Indies	Cayman Islands
Gazit Canada Inc. (“Canada”)	85 Hanna Avenue Toronto, Canada M6K3S3	Toronto, Ontario Canada

Gazit, MGN, 1995, Hollywood and Canada are collectively referred to herein as “The Gazit Group.”

CUSIP No. 601148109	Page 9 of 22 Pages

The principal business of each of the Reporting Persons (other than Chaim Katzman) is set forth in the following table. For information relating to Mr. Katzman’s occupation, please see Schedule I annexed hereto, which is incorporated herein by reference.

Reporting Person(s)	Principal Business
Gazit

Gazit is a real estate investment company that trades on the Tel Aviv Stock Exchange (TASE) as part of the TA-25 under the ticker symbol “GLOB.” Gazit is engaged, directly and through subsidiaries and affiliates, in the acquisition, development and management of properties in North America, Europe and Israel, including shopping centers, senior living communities and medical office buildings

MGN

MGN is engaged in the acquisition, development and management of income producing properties in the United States and Europe, including senior living communities and medical office buildings. MGN acts to identify and capitalize on business opportunities in its existing sectors and/or in fields that relate to its activity in its geographic areas of operations and in other areas. MGN is a wholly-owned subsidiary of Gazit.

1995 and Canada	1995 and Canada invest in real estate related businesses, including the businesses of their affiliates and those of unrelated public companies. 1995 and Canada are wholly-owned subsidiaries of Gazit.
Hollywood	Hollywood is a wholly-owned subsidiary of Gazit and conducts no business activities other than to hold a 92.5% interest in Canada.

For additional information relating to Chaim Katzman and the information required by Instruction C to Schedule 13D with respect to (a) the executive officers and directors of the Reporting Persons, (b) each person controlling the Reporting Persons and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons (collectively, the “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

During the last five years, to the knowledge of the Reporting Persons, none of the Reporting Persons or Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 601148109	Page 10 of 22 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment cost (including broker commissions) for the Shares held by each of 1995 and Canada is set forth in the table below. No other Reporting Person directly holds Shares.

Reporting Person	Shares Held	Approximate net Investment Cost.
1995	1,000,000	$ 32,908,200
Canada	4,100,000	77,397,008

Total	5,100,000	$ 110,305,208

The 1,000,000 shares held by 1995 and 1,800,000 of the Shares held by Canada were acquired more than 60 days prior to the filing date of this Schedule 13D. The consideration for The Gazit Group’s acquisitions of the Issuer’s stock was obtained from The Gazit Group’s working capital and borrowings under existing revolving credit facilities.

To the extent Gazit consummates the transactions contemplated by the Recapitalization Proposal (as defined in Item 4 hereof), it intends to finance the recapitalization of the Issuer with The Gazit Group’s working capital, borrowings under existing revolving credit facilities and possibly new credit facilities.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their original position in the Shares for investment purposes consistent with one of Gazit’s investment strategies of owning a portfolio of securities in publicly-traded REITs and other real estate companies. The Issuer had previously disclosed that it was considering strategic alternatives which the Reporting Persons subsequently learned included a potential sale of the Issuer.

Having studied the recent developments with respect to the Issuer and having amassed a significant ownership position in the Shares, Chaim Katzman, Chairman of the Board of Gazit, contacted by telephone representatives of the Issuer on several occasions during August through October. During these discussions, and in a meeting on August 22, 2006 with Laurence C. Siegel, the Issuer’s Chairman of the Board and then Chief Executive Officer, Mr. Katzman discussed, among other things, the Issuer’s situation and the idea of the Issuer being recapitalized as an alternative to an outright sale of the Issuer and requested that additional information about the Issuer be made publicly available. He advised that, given Gazit’s significant investment in the Shares and its need to retain flexibility with respect to its investment, Gazit was unwilling to sign a confidentiality agreement with a standstill provision. Mr. Katzman advised that Gazit would sign a confidentiality agreement that did not contain a standstill provision.

After further internal analysis, external discussions and further study of the Issuer’s assets and financial situation, as stated more fully in a letter, dated September 29, 2006, from Mr. Katzman

CUSIP No. 601148109	Page 11 of 22 Pages

to Mr. Siegel, which letter is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference, Gazit submitted a non-binding indication of interest with respect to the recapitalization of the Issuer (the “Recapitalization Proposal”). Under the Recapitalization Proposal and subject to the terms and conditions therein, Gazit would invest new capital in exchange for newly authorized Series B common stock of the Issuer. Gazit proposes to invest up to$1.2 billion of cash at a per share purchase price of $24.50. The new Series B common stock would entitle Gazit to a majority of seats of the Issuer’s board of directors and would be convertible into Shares.

On October 12, 2006, Mr. Katzman sent a letter to Mark S. Ordan, Chief Executive Officer the Issuer (with a copy to the board of directors of the Issuer) regarding the Issuer's failure to file material agreements with the SEC regarding various joint ventures between the Company and affiliated and third parties, which failure has resulted in the market place not having full disclosure about material information. A copy of this letter is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference. Subsequent to Gazit’s submission of the Recapitalization Proposal, the Reporting Persons purchased additional Shares in connection with its proposed recapitalization of the Issuer.

On October 20, 2006, Mr. Katzman and Michael Coster, a representative of RBC Capital Markets, Gazit’s financial advisor, met with Mr. Ordan, other senior executives of the Issuer, and representatives of JP Morgan, the Issuer’s financial advisor, to discuss the Recapitalization Proposal.

Mr. Katzman and Mr. Ordan discussed various aspects of the Issuer’s business and financial condition. In that meeting, Mr. Katzman made a number of observations as to why a recapitalization, rather than a sale, was in the best interests of Issuer’s stockholders, including the following:

•	First, the Issuer would have time to complete the development and redevelopment program and lease-up activities that are currently underway within the portfolio.

•	Second, the Issuer would have the time and resources to evaluate the multiple renovation and expansion opportunities previously identified in the portfolio.

•	Third, the Issuer would have the time to appropriately market or develop the land surrounding several significant properties for higher and better uses such as residential or free-standing retail.

•

Fourth, the successful completion of the development program noted above as well as the management changes already in place should, over time, begin to lower the company’s cost of capital from that of an over-leveraged developer to that of a more conventionally-leveraged REIT with an emphasis on asset management.

CUSIP No. 601148109	Page 12 of 22 Pages

•	Fifth, the Issuer would be positioned to begin a process of simplifying its capital structure in a way that can lead to increased transparency in financial reporting.

•	Sixth, execution of the aforementioned steps should lead to a higher valuation for the Issuer over-time.

•	Finally, in a change of control, Issuer may not achieve full value and could forfeit some of its tax loss carry-forwards and incur other expenses.

Mr. Katzman expressed his belief that the execution of the aforementioned steps should lead to a higher valuation for the Issuer and its stockholders over time. He also noted that given the Issuer’s significant upside potential, stockholders are entitled to receive a substantial premium to Gazit’s proposed $24.50 per share price if the Issuer were to accept a buy-out offer. This is because a recapitalization leaves the Issuer with the opportunity to, in the future, sell the Issuer whereas a buy-out at this time is irreversible and deprives the Issuer’s stockholders of the opportunity to realize the Issuer’s upside potential. Therefore, for a buy-out offer to be successful, it should be at a higher per share price than the per share price offered in a recapitalization.

Mr. Katzman urged the Issuer to give the Recapitalization Proposal more serious consideration. Mr. Ordan advised that the Recapitalization Proposal had been on the Issuer’s October 19, 2006 board agenda and was being treated as a bona fide offer. Mr. Katzman requested a meeting with the Issuer’s board and Mr. Ordan advised that that board had formed a special committee to review the Issuer’s strategic alternatives and that he would arrange for Mr. Katzman to meet with some or all the members of that committee the week of October 23, 2006.

Mr. Ordan expressed the Issuer’s desire to have Gazit and its affiliates enter into a confidentiality and standstill agreement with the Issuer as a condition to Gazit receiving any non-public information relating to the Issuer. Mr. Katzman reiterated Gazit’s unwillingness to enter into a standstill agreement with the Issuer for the reasons stated in the Recapitalization Proposal. Mr. Katzman also noted that there is no legal requirement for the Issuer to insist on a standstill in exchange for allowing a stockholder or bidder to review non-public information and that the Issuer’s insistence on such a requirement, in the context of a bona fide proposal from a significant stockholder, was preventing the Issuer from fulfilling its fiduciary duty and receiving a potentially higher and better offer for the Issuer and its stockholders. Mr. Ordan stated that the Issuer would revisit the issue of the standstill requirement of its confidentiality agreement and advise Mr. Katzman of its conclusions.

Mr. Ordan also requested that Gazit prepare a specific list of information relating to the Issuer that it would like to review as well as provide to the Issuer a copy of the financial model Gazit was using in connection with its analysis of the Issuer and the Recapitalization Proposal. Mr. Ordan stated that the Issuer would consider providing specific information to Gazit, subject to Gazit signing a confidentiality agreement. Mr. Katzman advised that he would send such a list and make Gazit’s model available.

CUSIP No. 601148109	Page 13 of 22 Pages

Early in the morning of October 24, 2006, Mr. Ordan called Mr. Katzman and expressed an interest in continuing a dialog with respect to the Recapitalization Proposal and stated that he was working to arrange a meeting between Mr. Katzman and the Issuer’s special committee as soon as practicable. Later in the day on October 24th, Mr. Katzman sent another letter to Mr. Ordan (with a copy to the board of directors of the Issuer) to follow-up on the October 20, 2006 meeting and provide the information list requested by Mr. Ordan. A copy of this letter is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference. In addition, Gazit intends to issue a press release shortly after this Schedule 13D appears on the SEC’s website disclosing, among other things, the filing of this Schedule 13D. A copy of this press release is attached hereto as Exhibit 6.

Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, the availability of Shares or shares of Issuer preferred stock at prices that would make the purchase of additional Shares or Issuer preferred stock desirable or and the likelihood of consummating transactions contemplated by the Recapitalization Proposal, the Reporting Persons may or may not endeavor to increase their positions in the Shares and expect to increase their positions in the Issuer’s preferred stock through, among other things, the purchase of Shares and/or the Issuer’s preferred stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

Depending upon the factors mentioned above and other factors the Reporting Persons may deem relevant, the Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in further discussions with management of the Issuer and/or discussions with the Board of Directors of the Issuer (or committees thereof) concerning the business, operations, strategic direction and control of the Issuer, communicating with other shareholders of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 601148109	Page 14 of 22 Pages

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 56,603,203 Shares issued and outstanding as reported by the Issuer in its most recent Quarterly Report of Form 10-Q for the Quarterly Period Ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005 (the “Issuer’s September 30, 2005 10-Q”). None of the Covered Persons individually owns any Shares.

Chaim Katzman

(a)	Aggregate Number of Shares beneficially owned: 5,100,000 (9.0% of the Shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,100,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,100,000

As discussed in Schedule I annexed hereto, Mr. Katzman may be deemed to control Gazit. Of the shares beneficially owned by Mr. Katzman as of the date of this filing:

•

Mr. Katzman shares voting and dispositive authority over 1,000,000 Shares with Gazit, MGN and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which in turn is wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•

Mr. Katzman shares voting and dispositive authority over 4,100,000 Shares with Gazit, Hollywood and Canada, as such Shares are held directly by Canada, a subsidiary controlled by Hollywood, which in turn is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Mr. Katzman has not effected any transactions in the Shares during the past 60 days.

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.

(e)	Not applicable.

CUSIP No. 601148109	Page 15 of 22 Pages

Gazit

(a)	Aggregate Number of Shares beneficially owned: 5,100,000 (9.0% of the Shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,100,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,100,000

Of the shares beneficially owned by Gazit as of the date of this filing:

•

Gazit shares voting and dispositive authority over 1,000,000 Shares with Mr. Katzman, MGN and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•

Gazit shares voting and dispositive authority over 4,100,000 Shares with Mr. Katzman Hollywood and Canada, as such Shares are held directly by Canada, a subsidiary of Hollywood, which in turn is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Gazit has not effected any transactions in the Shares during the past 60 days.

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.

(e)	Not applicable.

MGN

(a)	Aggregate Number of Shares beneficially owned: 1,000,000 (1.8% of the Shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

CUSIP No. 601148109	Page 16 of 22 Pages

(iv)	Shared power to dispose or to direct the disposition of: 1,000,000

MGN shares voting and dispositive authority over Shares it beneficially owns with Mr. Katzman, Gazit and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which in turn is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	MGN has not effected any transactions in the Shares during the past 60 days.

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.

(e)	Not applicable.

1995

(a)	Aggregate Number of Shares beneficially owned: 1,000,000 (1.8% of the Shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,000,000

1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which in turn is wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	1995 has not effected any transactions in the Shares during the past 60 days.

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.

(e)	Not applicable.

Hollywood

CUSIP No. 601148109	Page 17 of 22 Pages

(a)	Aggregate Number of Shares beneficially owned: 4,100,000 (7.2% of the Shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,100,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,100,000

Hollywood shares voting and dispositive authority over all the Shares it beneficially owns with Mr. Katzman, Gazit and Canada, as such Shares are held directly by Canada, a subsidiary of Hollywood, which in turn is wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Hollywood has not effected any transactions in the Shares during the past 60 days.

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Hollywood.

(e)	Not applicable.

Canada

(a)	Aggregate Number of Shares beneficially owned: 4,100,000 (7.2% of the Shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,100,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,100,000

Canada shares voting and dispositive authority over all the Shares it beneficially owns with Mr. Katzman, Gazit and Hollywood, as such Shares are held directly by Canada, a subsidiary of Hollywood, which in turn is wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

CUSIP No. 601148109	Page 18 of 22 Pages

(c)          During the past 60 days, Canada purchased the following Shares on the New York Stock Exchange:

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)
October 16, 2006	450,000	$ 15.74	$ 7,082,595
October 17, 2006	375,000	15.69	5,884,688
October 18, 2006	800,000	16.34	13,068,480
October 19, 2006	400,000	17.21	6,885,240
October 20, 2006	275,000	17.26	4,746,225

Totals	2,300,000		$ 37,667,228

_______________

(1)           Average price per share amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Includes broker commissions.

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Canada.

(e)	Not applicable.

CUSIP No. 601148109	Page 19 of 22 Pages

Holdings and Purchases of Preferred Shares by Canada

Holdings of Preferred Shares. In addition to the beneficial ownership of Shares by each Reporting Person disclosed above, the following table discloses the number of each class of Preferred Shares and the percentage of each class of the Preferred Shares held by Canada. Other than Canada, no Reporting Person or Covered Person holds Preferred Shares. Canada shares voting and dispositive power with respect to these Preferred Shares in the same manner as disclosed above in this Item 5 with respect Shares held by Canada. The sources of funds for Canada’s purchase of Preferred Shares are the same as is disclosed in Item 3 with respect to the purchase of Shares.

Series B		Series C		Series E		Series G
Number	%(1)	Number	%(2)	Number	%(3)	Number	%(4)
61,300	1.4%	75,600	2.2%	201,000	2.4%	31,000	0.3%

_______________

(1)           Based on 4,300,000 Series B Preferred Shares issued and outstanding as of September 30, 2005 as reported in the Issuer’s September 30, 2005 10-Q.

(2)           Based on 3,500,000 Series C Preferred Shares issued and outstanding as of September 30, 2005 as reported in the Issuer’s September 30, 2005 10-Q.

(3)           Based on 8,545,000 Series E Preferred Shares issued and outstanding as of September 30, 2005 as reported in the Issuer’s September 30, 2005 10-Q.

(4)           Based on 9,200,000 Series G Preferred Shares issued and outstanding as of September 30, 2005 as reported in the Issuer’s September 30, 2005 10-Q.

Purchases of Series B Preferred Shares. During the past 60 days, Canada purchased the following Series B Preferred Shares on the New York Stock Exchange:

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)
October 16, 2006	23,000	$ 21.37	$ 491,395
October 17, 2006	27,000	21.57	582,306
October 18, 2006	5,500	21.68	119,260
October 19, 2006	5,000	21.97	109,850
October 23, 2006	800	22.00	17,600

Totals	61,300		$ 1,320,411

_______________

(1)           Average price per share amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Includes broker commissions.

Purchases of Series C Preferred Shares. During the past 60 days, Canada purchased the following Series C Preferred Shares on the New York Stock Exchange:

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)
October 16, 2006	35,000	$ 21.21	$ 742,235
October 17, 2006	10,000	21.59	215,850
October 18, 2006	4,000	21.72	86,895

CUSIP No. 601148109	Page 20 of 22 Pages

October 19, 2006	3,100	21.91	67,942
October 23, 2006	23,500	22.00	516,906

Totals	75,600		$ 1,629,828

_______________

(1)           Average price per share amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Includes broker commissions.

Purchases of Series E Preferred Shares. During the past 60 days, Canada purchased the following Series E Preferred Shares on the New York Stock Exchange:

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)
October 16, 2006	12,000	$ 20.57	$ 246,799
October 17, 2006	6,200	20.78	128,828
October 18, 2006	4,800	21.11	101,328
October 19, 2006	80,400	21.63	1,739,293
October 20, 2006	25,600	21.98	562,765
October 23, 2006	72,000	21.91	1,577,304

Totals	201,000		$ 4,356,317

_______________

(1)           Average price per share amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Includes broker commissions.

Series G Preferred Shares. During the past 60 days, Canada purchased the following Series G Preferred Shares on the New York Stock Exchange:

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)
October 17, 2006	15,000	$ 20.02	$ 300,371
October 18, 2006	15,000	20.02	300,350
October 19, 2006	1,000	20.11	20,110

Totals	31,000		$ 620,831

_______________

(1)           Average price per share amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Includes broker commissions.

CUSIP No. 601148109	Page 21 of 22 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Except as set forth in Item 5 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Consent and Joint Filing Statement
2.

Letter, dated September 29, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd, to Laurence C. Siegel, Chairman of the Board and former Chief Executive Officer of The Mills Corporation submitting Gazit-Globe Ltd’s and its subsidiaries’ preliminary non-binding indication of interest with respect to the recapitalization of the Mills Corporation (the “Proposal Letter”).

3.	Letter, dated October 9, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd, to Mark S. Ordan, Chief Executive Officer of The Mills Corporation retransmitting the Proposal Letter.
4.

Letter, dated October 12, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd, to Mark S. Ordan, Chief Executive Officer of The Mills Corporation expressing Mr. Katzman’s concerns regarding The Mills Corporation’s failure to file material agreements with the SEC.

5.

Letter, dated October 24, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd, to Mark S. Ordan, Chief Executive Officer of The Mills Corporation providing a list of requested information.

6.	Press release of Gazit-Globe Ltd., dated October 25, 2006, announcing its acquisition of 9 percent of the outstanding common stock of The Mills Corporation.

CUSIP No. 601148109	Page 22 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: October 24, 2006	By:	/s/ Chaim Katzman

GAZIT-GLOBE LTD.
Date: October 24, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

M G N (USA) INC.
Date: October 24, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

GAZIT (1995), INC.
Date: October 24, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

HOLLYWOOD PROPERTIES LTD.
Date: October 24, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Attorney-in-fact

GAZIT CANADA INC.
Date: October 24, 2006	By:	/s/ Dori Segal
Name: Dori Segal
Title: President

Schedule I

Covered Persons with Respect to Gazit

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the executive officers and directors of Gazit are set forth below.

Name, Position with Gazit and Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Zvi Alderoti Director Address: 1 Avtalion Street, Herzliya, Israel	Retired	N/A	Israel
Shemi Haguel Internal Auditor Address: Shemi Haguel C.P.A (Isr), C.I.A 33 Zabotinski Twin Tower – 1 Ramat Gan, 52511 Israel	Internal Auditor	Shemi Haguel C.P.A (Isr), C.I.A 33 Zabotinski Twin Tower – 1 Ramat Gan, 52511 Israel	Israel
Haim Ben-Dor Director Address: Haim Ben - Dor Ltd 14 Nili Street Jerusalem, Israel	Consultant and college teacher	Haim Ben - Dor Ltd 14 Nili Street Jerusalem, Israel	Israel
Ovadia Hasson Director Address: 22 Hisin Street, Tel Aviv Israel	Retired	N/A	Israel
Chaim Katzman Chairman of the Board of Directors Address: c/o Gazit Group USA,	President and Chairman of the Board of Gazit Inc. Chairman of the Board of Equity One, Inc.	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 1	United States and Israel

Inc. 1660 N.E. Miami Gardens Drive Suite 1 North Miami Beach Florida 33179-4902	Chairman of the Board of First Capital Realty, Inc.	North Miami Beach Florida 33179-4902
Gil Kotler Chief Financial Officer Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Controller, Gazit Inc.	Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Israel
Arie Mintkevich Deputy Chairman and Director Address: Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Deputy Chairman of the Board of IDB Group Chairman of Gazit Globe Israel (Development) Ltd.	Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Israel
Dori Segal President and Director Address: First Capital Realty, Inc. 85 Hanna Avenue Toronto, Ontario MGK3S3, Canada	President, CEO and Director of First Capital Realty, Inc. Vice Chairman of Equity One, Inc. Director of Citycon OYJ	First Capital Realty, Inc. 85 Hanna Avenue Toronto, Ontario, M6K3S3, Canada	United States and Israel
Eli Shahar Director Address: A.D.M. Economies Initiatives L.T.D Vitale 5 Tel-Aviv 69651, Israel	President of A.D.M. Economies Initiatives L.T.D	A.D.M. Economies Initiatives L.T.D Vitale 5 Tel-Aviv 69651, Israel	Israel
Tida Shamir Director Address: Tida (Nitza) Shamir, Adv, (L.L.B, M.B.A.) Jabotinsky Street	Attorney	Tida (Nitza) Shamir, Adv, (L.L.B, M.B.A.) Jabotinsky Street The Diamond Tower 3a Ramat Gan 52520, Israel	Israel

The Diamond Tower 3a Ramat Gan 52520, Israel
Aharon Soffer Vice President Address: 1660 N.E. Miami Gardens Drive Suite 1 North Miami Beach FL 33179	Vice President, Gazit President, Gazit Group, USA, Inc.	Gazit Group, USA, Inc. 1660 N.E. Miami Gardens Drive Suite 1 North Miami Beach FL 33179	Israel
Varda Zuntz Secretary Address: Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Secretary, Gazit Inc.	Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Israel

Gazit is traded on the Tel Aviv Stock Exchange (TASE)under the ticker symbol “GLOB.” Approximately 55% of Gazit’s ordinary shares (the “Ordinary Shares”) are owned directly or indirectly by Gazit, Inc., a publicly traded company listed on the Tel Aviv Stock Exchange under the ticker “GZIT.” Chaim Katzman, Chairman of the Board of Directors of Gazit, controls a majority of ordinary shares of Gazit Inc. and is Chairman of the Board of Gazit, Inc. In addition, Mr. Katzman beneficially owns approximately 0.25% of the Ordinary Shares directly. Accordingly, even though Gazit’s board of directors includes a majority of independent directors, Mr. Katzman may be deemed to control Gazit. The public stockholders of Gazit own approximately 44% of the Ordinary Shares.

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the executive officers and directors of Gazit Inc. are set forth below.

Name, Position with Gazit and Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Shemi Haguel Internal Auditor Address: Shemi Haguel C.P.A Isr), C.I.A 33 Zabotinski Twin Tower – 1 Ramat Gan, 52511 Israel	Internal Auditor	Shemi Haguel C.P.A Isr), C.I.A 33 Zabotinski Twin Tower – 1 Ramat Gan, 52511 Israel	Israel

Shulamit Katzman (wife of Chaim Katzman) Director Address: c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 1 North Miami Beach Florida 33179-4902	Attending Pediatrician	Jackson Memorial Hospital 1611 NW 12th Avenue Miami, FL 33136	United States and Israel
Chaim Katzman President and Chairman of the Board Address: c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 1 North Miami Beach Florida 33179-4902	Chairman of the Board of Gazit Chairman of the Board of Equity One, Inc. Chairman of the Board of First Capital Realty, Inc.	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 1 North Miami Beach Florida 33179-4902	United States and Israel
Gil Kotler Controller Address: Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Chief Financial Officer of Gazit	Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Israel
Erika Ottosson (wife of Dori Segal) Director Address: c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 1 North Miami Beach Florida 33179-4902	Investor	c/o Gazit Group USA, Inc. 1660 N.E. Miami Gardens Drive Suite 1 North Miami Beach Florida 33179-4902	Sweden
Itschak Friedman Director Address:		Chief Executive Officer of Starlims Corporation	Starlims Corporation 4000 Hollywood Blvd. Suite 515S	United States and Israel

Starlims Corporation 4000 Hollywood Blvd. Suite 515S Hollywood FL 33021		Hollywood FL 33021
Juda Erlich Director Address: Juda Erlich & Co 65 Igal Alon Street Toyota Tower Tel Aviv 67443, Israel	Accountant	Juda Erlich & Co 65 Igal Alon Street Toyota Tower Tel Aviv 67443, Israel	Israel
Shmuel Messenberg Director Address: 15 Hafetz Mordechai Street, Petah Tikva, 49313, Israel	Director of Gazit Inc.	N/A	Israel
Ariella Zochovitzky Director Address: Capital Investments Group Ltd. Azrieli Triangle Tower) 42nd Fl, Tel Aviv 67023, Israel	President of Capital Investments Group Ltd.	Capital Investments Group Ltd. Azrieli Triangle Tower) 42nd Fl, Tel Aviv 67023, Israel	Israel
Varda Zuntz Secretary Address: Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Secretary, Gazit	Gazit-Globe Ltd. 1 Derech-Hashalom Street Tel-Aviv 67892, Israel	Israel

Covered Persons with Respect to MGN and 1995

The following table shows the directors and officers each of MGN and 1995. For additional information with respect to these persons, See above under the heading, “Covered Persons with Respect to Gazit.” Gazit owns 100% of each of MGN and 1995.

Person	Office
Chaim Katzman	President and Director
Dori Segal	Vice President and Director
Aharon Soffer	Vice President (Executive Vice President with respect to

MGN)

Covered Persons with Respect to Canada

The name, residence or business address, present principal occupation and the name and address of any corporation or organization in which such employment is conducted and the citizenship of each of the executive officers and directors of Canada are set forth below. Gazit owns 100% of Canada.

Name and Address	Present Principal Occupation	Name and Address of Employer	Citizenship
Dori Segal President and Director Address: First Capital Realty, Inc. 85 Hanna Avenue Toronto, Canada M6K3S3	President, CEO and Director of First Capital Realty, Inc. President and Director of Gazit Vice Chairman of Equity One, Inc. Director of Citycon OYJ	First Capital Realty, Inc. 85 Hanna Avenue Toronto, Canada M6K3S3	United States and Israel
Alex Correa Director and Secretary Address: First Capital Realty, Inc. 85 Hanna Avenue Toronto, Canada M6K3S3	Corporate Administrator	First Capital Realty, Inc. 85 Hanna Avenue Toronto, Canada M6K3S3	Canada

Covered Persons with Respect to Hollywood

The directors of Hollywood are G.P. Limited and Cayman Directors Limited. The officer is Cayman Management Services Ltd. Mr. Katzman is attorney-in-fact for Hollywood. For information relating to Mr. Katzman, please see “Covered Persons with Respect to Gazit” above. Gazit owns 100% of Hollywood.

EXHIBIT 1

CONSENT AND AGREEMENT TO JOINT FILING

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned persons does hereby consent to and agree to jointly file with the Securities and Exchange Commission a Schedule 13D on behalf of each of them with respect to their beneficial ownership of common stock, par value $0.01 per share, of The Mills Corporation, and any future amendments thereto as may be required from time to time.

CHAIM KATZMAN
Date: October 24, 2006	By:	/s/ Chaim Katzman

GAZIT-GLOBE LTD.
Date: October 24, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

M G N (USA) INC.
Date: October 24, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

GAZIT (1995), INC.
Date: October 24, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

HOLLYWOOD PROPERTIES LTD.
Date: October 24, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Attorney-in-fact

GAZIT CANADA INC.
Date: October 24, 2006	By:	/s/ Dori Segal
Name: Dori Segal
Title: President

EXHIBIT 2

[GAZIT-GLOBE LTD. LETTERHEAD]

VIA FACSIMILE AND E-MAIL

September 29, 2006

Mr. Laurence C. Siegel

Chairman of the Board and Chief Executive Officer

The Mills Corporation

1300 Wilson Boulevard

Suite 400

Arlington, Virginia 22209

Dear Larry:

Thank you for taking the time to meet with me. I enjoyed spending time with you and learning about your vision for the future of your company.

In this regard, Gazit-Globe Ltd. (GZIT:TASE) (“Gazit”), directly or through subsidiaries, is pleased to submit the following preliminary non-binding indication of interest with respect to the recapitalization (the “Recapitalization”) of The Mills Corporation (the "Company").

Gazit is a real estate investment company listed on the Tel-Aviv Stock Exchange as part of TA-25. Our main focus is the acquisition, development and management of retail oriented real estate in high growth urban areas in North America and Europe. Directly and indirectly through our subsidiaries and associated companies, we own interests in 444 properties (including 25 properties under development) consisting of approximately 50 million square feet of gross leaseable area. Our properties generate revenues of approximately $730 million, with a total book value of approximately $5.9 billion.

We operate our business in North America and Europe mainly through the following companies:

•

Equity One, Inc. (EQY:NYSE), which is approximately 41% directly and indirectly owned by Gazit, has a total market capitalization of $1.8 billion and an enterprise value of $2.76 billion. EQY principally acquires, renovates, develops and manages community and neighborhood shopping centers anchored mainly by national and regional supermarkets chains in the metropolitan areas of twelve states in the southern United States (mainly in Florida, Texas and Georgia).

•

First Capital Realty, Inc. (FCR:TSX), which is approximately 53% indirectly owned by Gazit, has a total market capitalization of C$1.8 billion and an enterprise value of C$3.6 billion. FCR focuses on the ownership, development and management of supermarket anchored neighborhood and community shopping centers primarily in major urban centers in Canada.

•

Citycon OYJ. (CTY15:HEX), which is approximately 39% directly owned by Gazit, has a total market capitalization of 630 million Euro and an enterprise value of 1.3 billion Euro. Citycon focuses on the acquisition, development and management of shopping centers and commercial properties in Sweden and the Baltics.

As you are aware, we are also a significant stockholder in the Company with an approximate 4.9% ownership interest. Due to our ownership position, we are not in a position at this stage in the process to execute the confidentiality agreement the Company has circulated as a precondition to obtaining material non-public information. Rather, we strongly encourage the Company to make all relevant financial and other information public as soon as possible so that we, and other potential bidders who may have similar issues to ours, may participate in the bidding process and enhance stockholder opportunities to achieve the best value for the Company.

Based upon our extensive review of the currently available public information, and, as discussed below, our in-depth property analysis, we are prepared to recapitalize the Company by investing new capital in the form of common stock. The cash amount would be up to $1.2 billion at a price per share of $24.50. This new common stock would be classified as Series B and would entitle Gazit to a majority of the seats on the Company’s board. The new common stock would also be convertible into the currently outstanding series of common stock. This new investment would be in addition to our current holdings of the Company's common stock.

We believe that the infusion of new capital pari-passu with the existing stockholders and at a price, which is at a 30.7% to 43.7% premium to the 30, 60 and 90 day volume weighted average price of the Company’s common stock, would be well received by the existing stockholders, management and the broader investment community.

Our offer assumes the following:

•	minimum annual proportionate net operating income (“NOI”) (excluding Meadowlands, Madrid Xanadu, St Enoch and Vaughan) of no less than $440 million
▪

representing $225 million from the Company’s wholly owned properties, $90 million from the Company’s portion of consolidated joint venture properties allocated by initial capital contribution and $125 million from the Company’s portion of unconsolidated joint venture properties allocated by initial capital contribution;

•	outstanding net debt aggregating no more than $4.25 billion

▪

representing $1.75 billion of wholly owned property debt, $750 million from the Company’s portion of consolidated JV property debt, $1.1 billion from the Company’s portion of unconsolidated JV property debt and $650 million of corporate debt

•

the $650 million of corporate debt represents $103 million of trust preferred, a gross facility of $1.49 billion from Goldman Sachs (the “GS Loan”), less $500 million from the sale of the Company’s foreign interests, less $387 million of excess cash, less $146 million of interest reserves plus $90 million for completion of Meadowlands;

•	69.5 million shares of common stock outstanding on a fully diluted basis
▪	including all options, restricted shares and outstanding OP Units, and the 4.5 million shares granted to Colony Capital;
•	construction in progress, including maintenance capital expenditures and tenant improvements, of approximately $400 million;
•	the Company’s preferred stock will remain outstanding;
•	“change in control” payments, if any, will not exceed $20 million;
•

all of the Company’s joint venture arrangements remain in place and that the Recapitalization (including the changes in board composition) will not trigger any defaults or buy-sell rights under those arrangements;

•	the announced Xanadu Meadowlands restructuring with Colony will be completed in accordance with recently filed 8-K;
•	the announced sales of Madrid Xanadu, St. Enoch and Vaughan will be completed in accordance with recently filed 8-K;
•

no defaults exist under existing debt obligations, joint venture agreements or other material contracts and that the Recapitalization (including the changes in board composition) will not trigger any defaults with respect thereto; and

•	a portion of the Recapitalization equity will be used to pay down the senior term loan with Goldman Sachs.

Financing Sources

Gazit intends to finance the cash consideration as well as transaction expenses and fees from cash equity. We have existing, immediately available, financial capacity of $700 million in addition to our 4.9% investment in the Company. Our financial advisor’s affiliate, Royal Bank of Canada, is prepared to finance Gazit for the balance of the consideration based upon the above assumptions and subject to customary approvals and due diligence as outlined below.

Ability to Execute with Timeliness and Certainty

We have devoted considerable time and resources to insure that we are in a position to complete the Recapitalization with certainty and on a timely basis. In this regard, we have engaged RBC Capital Markets as our financial advisors, Paul, Hastings, Janofsky & Walker, LLP as our legal advisors, and Cushman & Wakefield as our real estate consultants to conduct property-level analysis.

Due Diligence and Process

To date, Gazit has completed an in-depth analysis based on publicly available information provided by the Company and various research and industry channels and discussed strategic rationale, potential benefits and valuation assumptions with the Company’s senior leadership and our advisors. Our senior management has also visited substantially all of the Company’s properties. In addition, our real estate consultants have completed on-site inspections, a property-by-property analysis and market study of all of the Company’s properties.

As we are not prepared at this time to enter into a confidentiality agreement, we will need additional access to information which, as noted above, we believe the Company should make publicly available.

Specific areas of interest include, among others:

•	property by property income and expense information
•	sales per square foot information
•	material leases
•	current debt balances
•	contingent liabilities since September 30, 2005
•	defaults under existing loan agreements
•	material litigation
•	loan agreements and joint venture agreements

We are prepared to move quickly to finalize our due diligence and anticipate our additional due diligence could be accomplished within 30 days after the Company’s financial statements (i.e. Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Reports on Form 10-Q for 2006) and other requested information are publicly available.

Required approvals

The proposed Recapitalization would be subject to the following approvals and conditions:

•	completion of due diligence satisfactory to Gazit;
•	approval of Gazit’s Board of Directors;
•	negotiation and execution of a mutually acceptable definitive agreement; and
•	receipt of all necessary, appropriate or advisable government, competition authority and regulatory approvals.

The proposed Recapitalization will not require approval by Gazit’s stockholders.

Non-binding

Except for this paragraph, this letter is merely a non-binding indication of interest in considering a transaction on the general terms and conditions outlined above. This letter is not to be construed as an agreement, offer, agreement-in-principle or commitment ("Commitment") by any person to acquire or arrange for the acquisition of the Company or any portion thereof. Any such agreement or Commitment would be in a separate writing, would be preceded by satisfactory completion of all legal and business due diligence, and the receipt of requisite approvals by Gazit and the Company, and its effectiveness would be conditioned upon obtaining necessary or appropriate consents and regulatory approvals and the prior execution and delivery of final legal documentation acceptable to all parties and their counsel, which documentation would contain representations, warranties, covenants, conditions precedent, and other terms necessary and appropriate to the transaction.

Contact

As noted above, RBC Capital Markets is acting as our financial advisor for this potential transaction. Questions regarding this indication of interest can be directed to Michael D. Coster, Managing Director (O: 212-428-6556; michael.coster@rbccm.com).

We believe that our Recapitalization proposal is in the best interests of the Company’s stockholders and represents a more beneficial approach than a liquidation of the Company either through a cash-out merger or otherwise. We welcome the opportunity to discuss our thinking further with you and the board.

We are prepared to proceed expeditiously and look forward to hearing from you in the next few days.

Sincerely,

/s/ Chaim Katzman

Chaim Katzman

Chairman of the Board

EXHIBIT 3

[GAZIT-GLOBE LTD. LETTERHEAD]

VIA UPS AND

CERTIFIED MAIL/RETURN RECEIPT REQUESTED

October 9, 2006

Mark S. Ordan

Chief Executive Officer

The Mills Corporation

7318 Heatherhill Ct.

Bethesda, MD 20817

Dear Mr. Ordan:

On September 29 we sent to Larry Siegel the enclosed letter. As we have not received any indication from the Company that our letter has been discussed with the board and Mr. Siegel has recently resigned as Chief Executive Officer, I wanted to be sure each of the members of the board had received a copy of our letter.

I believe it is important for the board to promptly consider our proposal in the discharge of its duties to the shareholders.

With the recent news reports regarding difficulties in closing the Xanadu-Meadowlands transaction, we believe our recapitalization proposal and willingness to infuse significant additional capital into the Company may permit the Company to negotiate from a greater position of strength. In that regard, we are also willing to reconsider our requirement that the rescheduled closing of Xanadu-Meadowlands is a condition to our proposal, subject to receiving additional information regarding the project and having a better understanding of the reasons for the closing delays.

As our letter discusses, given our sizable ownership interest in the Company and the onerous requirements under your form of confidentiality and standstill agreement (many of which we believe will deter any stockholder from entering into it as written), we cannot sign it. Therefore, we have been unable to receive access to non-public information, including drafts of your financial statements which we understand will shortly be made public. Our attorneys are prepared to sit down with yours to discuss a suitable solution which would include a modified standstill provision that will meet both our concerns and allow us to firm up our proposal and finalize our due diligence in a timely manner. As you will see in the enclosed letter, we have spent a considerable amount of time and money performing due diligence including the hiring of Cushman & Wakefield and a detailed review of all of the Company’s properties (including site visits).

I look forward to meeting with the board at its earliest convenience.

Sincerely,

/s/ Chaim Katzman

Chaim Katzman

Chairman of the Board

cc: Board of Directors, The Mills Corporation

enclosure

[See Exhibit 2 to this Schedule 13D for a copy of the enclosure to this letter.]

EXHIBIT 4

[GAZIT-GLOBE LTD. LETTERHEAD]

VIA UPS AND

CERTIFIED MAIL/RETURN RECEIPT REQUESTED

October 12, 2006

Mark S. Ordan

Chief Executive Officer

The Mills Corporation

5425 Wisconsin Avenue, Suite 500

Chevy Chase, MD  20815

Dear Mr. Ordan:

I am writing to you today to express my concerns regarding the Company’s failure to file material agreements with regard to various joint ventures between the Company and affiliated and third parties, which has resulted in the marketplace not having full disclosure about material information. As I am sure you are aware, Item 601 of Regulation S-K and the Form 8-K rules mandate the timely filing of any material agreements, which would clearly include agreements with affiliated parties such as those with KanAm.

While Gazit and its subsidiaries are well aware that the Company is in the process of restating its financial information and is not in a position to release its already delayed 10-K and 10-Qs, this does not relieve the Company from its obligation to file timely material information, including copies of the joint venture agreements. Lack of disclosure on the part of the Company can only have a negative impact on the Company’s performance, as potential investors and strategic partners are left without the tools with which to adequately value the Company.

I call upon the Company to file its joint venture agreements or advise us as to why those agreements have not been filed.

I look forward to hearing from you.

Sincerely,

/s/ Chaim Katzman

Chaim Katzman

Chairman of the Board

cc: Board of Directors, The Mills Corporation

EXHIBIT 5

VIA UPS AND EMAIL

October 24, 2006

Mark S. Ordan

Chief Executive Officer

The Mills Corporation

5425 Wisconsin Avenue, Suite 500

Chevy Chase, MD  20815

Dear Mark:

I am writing to follow-up on the action items we discussed at our meeting last Friday.

In accordance with your request, the following is the list of information we would like to review that is not yet publicly available:

•	draft financial statements for all periods subsequent to the September 30, 2005 Form 10-Q;
•	draft Form 10-K for the year ended December 31, 2005;
•

draft Form 10-Qs for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006 and related draft “supplemental information packages” typically released by publicly traded REITs; and

•	a status report on the Meadowlands Xanadu project and the letter of intent relating thereto.

Consistent with our desire to not tie our hands with respect to our stock ownership, please note that we do not want to review any material non-public information that Mills does not expect to make public within the next month or so. We note that the financial information we are requesting would have been available in the ordinary course but for the filing delays.

As we discussed in our meeting, we have no issue with signing a confidentiality agreement that does not contain a standstill.

Thank you for your call of earlier today and your efforts to arrange a meeting between representatives of Gazit and Mills’ special committee. I look forward to expediting Mills’ review of our recapitalization proposal and our review of the requested information so that we can issue a firm offer as soon as possible.

Very truly yours,

/s/ Chaim Katzman

Chaim Katzman

Chairman of the Board

cc: Board of Directors, The Mills Corporation

EXHIBIT 6

Media Contacts: rbb Public Relations

355 Alhambra Circle, Ste. 800 Coral Gables, FL 33134

Bruce Rubin / Bruce.Rubin@rbbpr.com

Miami Office: 305-461-5794

New York Office: 212-373-6033

GAZIT-GLOBE ACQUIRES 9 PERCENT

OF OUTSTANDING COMMON STOCK

OF THE MILLS CORPORATION

Gazit seeks to recapitalize Mills with up to $1.2 billion

TEL AVIV—Gazit-Globe Ltd., Israel’s largest real estate investment company (TASE: GLOB), announced today it has acquired nine percent of the outstanding common stock of The Mills Corporation (NYSE:  MLS), a Chevy Chase, Maryland-based company that is a prominent owner and developer of regional malls and shopping centers in the United States.

Chaim Katzman, Gazit-Globe’s chairman, said his company’s goal is to recapitalize what it views as a struggling Mills Corporation, and that it is prepared to “invest up to $1.2 billion into Mills” in accordance with the terms outlined in the Schedule 13D that Gazit has filed with the Securities and Exchange Commission.

“It is not a question of whether or not the board must take action to ensure the continuity of Mills in order to restore profitability and leadership in the industry,” said Katzman, “but rather what kind of action is necessary and appropriate.”

“At this point it is clear to us that an outright sale of the company is not in the best interests of shareholders,” continued Katzman. “We’re urging the Mills’ board of directors in the strongest terms possible to consider our recapitalization proposal.”

“We believe Mills can and should be rebuilt, and not sold,” said Katzman, who added that his recent discussions with Mills leadership left him concerned that the company might elect to simply sell itself at a distressed price. “We have helped build and rebuild companies over the years. We know how to take companies such as this and re-energize them so that maximum shareholder value is achieved.”

Gazit-Globe is a real estate investment company listed on the Tel Aviv Stock Exchange as part of the TA-25 Index. Gazit-Globe, directly and through subsidiaries and affiliates acquires, develops and operates income producing properties including shopping centers, retirement homes and medical office buildings in growth urban areas in North America, Europe and Israel. Its primary investment objective is the creation of value through long-term maximization of cash flow and capital appreciation from its growing real estate investments. With total assets (in market value) of over $6.5 billion, Gazit-Globe has interests in 470 properties. This includes 22 properties currently under development that consist of approximately 45 million square feet of gross leasable area.

(more)

Forward Looking Statements

Management believes certain statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and risks, many of which are subject to change. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of Gazit-Globe Ltd. Additionally, forward-looking statements speak only as of the date they are made, and we undertake no obligation to release publicly the results of any future revisions or updates we may make to forward-looking statements to reflect new information or circumstances after the date hereof or to reflect the occurrence of future events.

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